  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 14, 1998.

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 3

                               ----------------

                            PMC INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                               ----------------

                          THE ZIEGLER COMPANIES, INC.
                                  ZACQ CORP.
                                   (BIDDERS)

                               ----------------

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                    PREFERRED STOCK, NO PAR VALUE PER SHARE
                       (TITLES OF CLASSES OF SECURITIES)

                          [COMMON STOCK: 693437-40-2]
                        [PREFERRED STOCK: 693437-20-4]
                   (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                               ----------------

                           S. CHARLES O'MEARA, ESQ.
                          THE ZIEGLER COMPANIES, INC.
                              215 N. MAIN STREET
                           WEST BEND, WI 53095-3317
                                (414) 334-5521
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                               ----------------

                                   COPY TO:

                           CONRAD G. GOODKIND, ESQ.
                                QUARLES & BRADY
                           411 EAST WISCONSIN AVENUE
                          MILWAUKEE, WISCONSIN 53202
                                (414) 277-5000

                           CALCULATION OF FILING FEE
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    TRANSACTION VALUATION: $10,559,070.90AMOUNT OF FILING FEE(1): $2,111.90
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(1) The Bidders previously paid the filing fee with the Schedule 14D-1 previously filed on November 10, 1998.
[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

              AMOUNT PREVIOUSLY PAID: NOT APPLICABLEFILING PARTY:

               FORM OF REGISTRATION NO.:              DATE FILED:

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

                                 SCHEDULE 14D-1

                                                        CUSIP NO. 693437-20-4
  CUSIP NO. 693437-40-2



--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSONS ZACQ CORP.
   OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (A)[_]
                                                                (B) [X]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS (SEE INSTRUCTIONS):
  WC (FROM PARENT)

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F)
                                                                   [_]

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 6 CITIZENSHIP OR PLACE OF ORGANIZATION
  COLORADO

--------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  4,213,795.05 COMMON SHARES (EXCLUDING OPTION AND CONVERSION RIGHTS)
  398,368 PREFERRED SHARES

--------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                   [_]

--------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7)
  95% COMMON SHARES
  89% PREFERRED SHARES

--------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON
  CO

--------------------------------------------------------------------------------

                                SCHEDULE 14D-1

                                                        CUSIP NO. 693437-20-2
  CUSIP NO. 693437-40-2



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 1 NAME OF REPORTING PERSONS: THE ZIEGLER COMPANIES, INC.
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON: (ENTITIES ONLY).

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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A)[_]
                                                                (B) [X]

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 3 SEC USE ONLY

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 4 SOURCE OF FUNDS
  WC

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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F)
                                                                   [_]

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 6 CITIZENSHIP OR PLACE OF ORGANIZATION
  WISCONSIN

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 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  4,213,795.05 COMMON SHARES (OPTION TO PURCHASE 4,500,000 COMMON SHARES AND
     NOTE WHICH IS CONVERTIBLE INTO 5,833,333 COMMON SHARES)
  398,368 PREFERRED SHARES

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 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                   [_]

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 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
  95% OF COMMON SHARES (99% IF OPTION FULLY EXERCISED AND NOTE FULLY
     CONVERTED)
  89% OF PREFERRED SHARES

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10 TYPE OF REPORTING PERSON

-------------------------------------------------------------------------------

  This Amendment No. 3 to Schedule 14D-1 relates to a tender offer by ZACQ Corp., a Colorado corporation (the "Offeror") and a wholly-owned subsidiary of The Ziegler Companies, Inc., a Wisconsin corporation (the "Parent"), for all outstanding shares (including scrip) of Common Stock, par value $.01 per share (the "Common Shares") and all outstanding shares of Preferred Stock, no par value per share (the "Preferred Shares") of PMC International, Inc., a Colorado corporation (the "Company"), at a purchase price of $0.60 per Common Share, net to the seller in cash, without interest thereon and $2.50 per Preferred Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Offer to Purchase, as amended, and the related Letter of Transmittal.

  The Parent and the Offerer accepted for payment all shares of the Company's common stock and preferred stock which have been tendered pursuant to the Offer. Approximately 4,213,795.05 shares of common stock (including approximately 5,530 by notice of guaranteed delivery) and 86,550 shares of preferred stock (including approximately 1,750 by notice of guaranteed delivery) have been tendered and not withdrawn which along with the 311,818 shares of preferred stock held by the Parent constitute over 95% and 89% of the outstanding Company common stock and preferred stock, respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY

  (a) The name of the subject company is PMC International, Inc., a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase, dated November 9, 1998 (the "Offer to Purchase"), a copy of which is filed as Exhibit (a)(1) hereto.

  (b) This Statement relates to a tender offer by ZACQ Corp., a Colorado corporation (the "Offeror") and a wholly-owned subsidiary of The Ziegler Companies, Inc., a Wisconsin corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Shares"), and all outstanding shares of Preferred Stock, no par value per share (the "Preferred Shares") (the Common Shares and Preferred Shares shall together be known as the "Shares"), of the Company, at a purchase price of $0.60 per Common Share, net to the seller in cash, and $2.50 per Preferred Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, a copy of which is filed as Exhibit (a)(2) hereto. The Offer to Purchase and Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer") are incorporated herein by reference. Information concerning the number of outstanding Shares is set forth in the Introduction of the Offer to Purchase and is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

  (a)-(g) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Parent and the Offeror") and Schedule I of the Offer to Purchase is incorporated herein by reference. During the past five years, neither the Offeror, Parent, nor any of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining further violation of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

  (a)-(b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Parent and the Offeror"), Section 11 ("Background of the Offer"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  (a)-(b) The information set forth in the Introduction and Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

  Introductory Paragraph: (a)-(e) The information set forth in the Introduction, Section 11 ("Background of the Offer"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth in Section 7 ("Effect of the Offer on Market for Common Shares, Price Quotations and Registration Under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  (a) The information contained in Items 7 and 9 of the cover pages hereto is incorporated herein by reference. The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Parent and the Offeror") and Schedule I of the Offer to Purchase also is incorporated herein by reference.

  (b) The information contained in Section 9 ("Certain Information Concerning the Parent and the Offeror"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company"), Section 13 ("The Merger Agreement") and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

  The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Parent and the Offeror"), Section 11 ("Background of the Offer"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company"), Section 13 ("The Merger Agreement"), and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

  The information set forth in Section 9 ("Certain Information Concerning the Parent and the Offeror") of the Offer to Purchase is incorporated herein by reference.

  The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a holder of Common Shares or Preferred Shares of the Company whether to sell, tender or hold securities being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION

  (a) The information set forth in Introduction, Section 9 ("Certain Information Concerning the Parent and the Offeror"), Section 10 ("Source and Amount of Funds"), Section 11 ("Background of the Offer"), and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

  (b)-(c) The information set forth in Section 16 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Effect of the Offer on Market for Common Shares, Price Quotations and Regulation Under the Exchange Act"),
Section 10 ("Source and Amount of Funds"), and Section 16 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (e) Not applicable.

  (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), and are incorporated herein by reference in their entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

     (a)(1)  Offer to Purchase, dated November 9, 1998.*
     (a)(2)  Form of Letter of Transmittal, dated November 9, 1998.*
     (a)(3)  Form of Notice of Guaranteed Delivery.*
     (a)(4)  Form of Letter for use by Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.*
     (a)(5)  Form of Letter to Clients from Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.*
     (a)(6)  Form of Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.*
     (a)(7)  Text of Joint Press Release, dated November 3, 1998.*
     (a)(8)  Letter to Shareholders (and scrip holders) of PMC International,
              Inc. from PMC International, Inc., The Ziegler Companies, Inc.
              and ZACQ Corp., dated November 23, 1998.**
     (a)(9)  Letter to Shareholders (and scrip holders) of PMC International,
              Inc., from The Ziegler Companies, Inc. and ZACQ Corp., dated
              December 3, 1998.***
     (b)(1)  Not Applicable.
     (c)(1)  Agreement and Plan of Merger, dated as of November 3, 1998, among
              The Ziegler Companies, Inc., ZACQ Corp. and PMC International,
              Inc.*
     (c)(2) Preferred Stock Option Agreement, dated as of October 15, 1998, between The Ziegler Companies, Inc. and PMC International, Inc.*
     (c)(3)  Convertible Promissory Note, dated October 15, 1998, under which
              PMC International, Inc. promises to pay $500,000.00 to the order of The Ziegler Companies, Inc.*
     (c)(4)  Credit Agreement, dated November 3, 1998, between PMC
              International, Inc. and The Ziegler Companies, Inc.*
     (c)(5)  Option for Common Stock, dated November 3, 1998, between PMC
              International, Inc. and The Ziegler Companies, Inc.*
     (c)(6)  Guaranty, dated October 15, 1998, by PMC Investment Services,
              Inc.*
     (c)(7)  Guaranty, dated October 15, 1998, by Portfolio Technology
              Services, Inc.*
     (c)(8)  Guaranty, dated October 15, 1998, by Portfolio Management
              Consultants, Inc.*
     (c)(9)  General Business Security Agreement, dated October 15, 1998, by
              PMC International, Inc.*
     (c)(10) General Business Security Agreement, dated October 15, 1998, by
              PMC Investment Services, Inc.*
     (c)(11) General Business Security Agreement, dated October 15, 1998, by
              Portfolio Technology Services, Inc.*
     (c)(12) General Business Security Agreement, dated October 15, 1998, by
              Portfolio Management Consultants, Inc.*
     (c)(13) Employment Agreement dated November 3, 1998, between Scott A.
              MacKillop and PMC International, Inc.*
     (c)(14) Shareholder Tender Agreements (including list of persons executing such agreements and the number of Common Shares).*
     (c)(15) First Amendment to Stock Purchase Agreement, dated November 3,
              1998, among PMC International, Inc. and the former ADAM
              Shareholders.*
     (d)     Not Applicable.
     (e)     Not Applicable.
     (f)     Not Applicable.

--------
  *Previously Filed with Schedule 14D-1 on November 10, 1998.
 **Previously Filed with Amendment No. 1 to Schedule 14D-1 on November 23, 1998. ***Previously filed with Amendment No. 2 to Schedule 14D-1 on December 3, 1998.

                                   SIGNATURES

  After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          ZACQ Corp.

                                             /s/ Dennis Wallested
                                          BY: _________________________________
                                             Name: Dennis Wallested
                                             Title: Secretary

                                          The Ziegler Companies, Inc.

                                             /s/ Dennis Wallested
                                          BY: _________________________________
                                             Name: Dennis Wallested
                                             Title: Senior Vice President and
                                                  Chief Financial Officer

Dated: December 11, 1998

                                 EXHIBIT INDEX

  EXHIBIT
    NO.                                                                    PAGE
  -------                                                                  ----
 (a)(1)    Offer to Purchase, dated November 9, 1998.                        *
 (a)(2)    Form of Letter of Transmittal, dated November 9, 1998.            *
 (a)(3)    Form of Notice of Guaranteed Delivery.                            *
 (a)(4)    Form of Letter for use by Brokers, Dealers, Commercial Banks,
            Trust Companies and Other Nominees.                              *
 (a)(5)    Form of Letter to Clients from Brokers, Dealers, Commercial
            Banks, Trust Companies and Other Nominees.                       *
 (a)(6)    Form of Guidelines for Certification of Taxpayer
            Identification Number on Substitute Form W-9.                    *
 (a)(7)    Text of Joint Press Release, dated November 3, 1998.              *
 (a)(8)    Letter to Shareholders (and scrip holders) of PMC
            International, Inc., from PMC International, Inc., The
            Ziegler Companies, Inc. and ZACQ Corp., dated November 23,
            1998.                                                           **
 (a)(9)    Letter to Shareholders (and scrip holders) of PMC
            International, Inc., from The Ziegler Companies, Inc. and ZACQ
            Corp., dated December 3, 1998.                                 ***
 (b)(1)    Not Applicable.
 (c)(1)    Agreement and Plan of Merger, dated as of November 3, 1998, among The Ziegler Companies, Inc., ZACQ Corp. and PMC
            International, Inc.                                              *
 (c)(2)    Preferred Stock Option Agreement, dated as of October 15,
            1998, between The Ziegler Companies, Inc. and PMC
            International, Inc.                                              *
 (c)(3)    Convertible Promissory Note, dated October 15, 1998, under which PMC International, Inc. promises to pay $500,000.00 to
            the order of The Ziegler Companies, Inc.                         *
 (c)(4)    Credit Agreement, dated November 3, 1998, between PMC
            International, Inc. and The Ziegler Companies, Inc.              *
 (c)(5)    Option for Common Stock, dated November 3, 1998, between PMC
            International, Inc. and The Ziegler Companies, Inc.              *
 (c)(6)    Guaranty, dated October 15, 1998, by PMC Investment Services,
            Inc.                                                             *
 (c)(7)    Guaranty, dated October 15, 1998, by Portfolio Technology
            Services, Inc.                                                   *
 (c)(8)    Guaranty, dated October 15, 1998, by Portfolio Management
            Consultants, Inc.                                                *
 (c)(9)    General Business Security Agreement, dated October 15, 1998,
            by PMC International, Inc.                                       *
 (c)(10)   General Business Security Agreement, dated October 15, 1998,
            by PMC Investment Services, Inc.                                 *
 (c)(11)   General Business Security Agreement, dated October 15, 1998,
            by Portfolio Technology Services, Inc.                           *
 (c)(12)   General Business Security Agreement, dated October 15, 1998,
            by Portfolio Management Consultants, Inc.                        *
 (c)(13)   Employment Agreement dated November 3, 1998, between Scott A.
            MacKillop and PMC International, Inc.                            *
 (c)(14)   Shareholder Tender Agreements (including list of persons
            executing such agreements and the number of Common Shares).      *
 (c)(15)   First Amendment to Stock Purchase Agreement, dated November
            3, 1998, among PMC International, Inc. and the former ADAM
            Shareholders.                                                    *
 (d)       Not Applicable.
 (e)       Not Applicable.
 (f)       Not Applicable.

--------
  *Previously filed with Schedule 14D-1 on November 10, 1998.
 **Previously filed with Amendment No. 1 to Schedule 14D-1 on November 23, 1998. ***Previously filed with Amendment No. 2 to Schedule 14D-1 on December 3, 1998.